

SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

December 27, 2004



Dear sir or madam,

Enclosed please find Consolidated Interim Financial Statements.

Thank you very much for your assistance.

Very truly yours,

Fumiko Tominaga

Fumiko Tominaga
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

dlw 1/12

Sumitomo Metal Industries, Ltd.

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheet, as of September 30, 2004 (Unaudited)

Assets:

		Millions of yen		Thousands of U.S. dollars
Current assets:	¥	585,796	$	5,272,694
Cash and time deposits		47,721		429,532
Notes and accounts receivable		168,282		1,514,690
Marketable securities		11		97
Inventories		297,464		2,677,445
Other		72,890		656,082
Allowance for doubtful accounts		(572)		(5,152)
Fixed assets:		1,353,125		12,179,337
Property, plant and equipment, at cost:		1,013,196		9,119,677
Buildings and structures		253,311		2,280,022
Machinery and equipment		382,277		3,440,839
Land		340,525		3,065,033
Other		37,083		333,783
Intangibles:		7,523		67,709
Investments and other assets:		332,406		2,991,951
Investment securities		252,791		2,275,344
Other		80,465		724,258
Allowance for doubtful accounts		(850)		(7,651)
Deferred assets:		50		452
Total	¥	1,938,971	$	17,452,483

Consolidated Interim Balance Sheet, as of September 30, 2004 (Unaudited)

Liabilities and Shareholders' Equity:

	Millions of yen	Thousands of U.S. dollars
Current liabilities:	¥ 865,866	$ 7,793,571
Notes and accounts payable	247,120	2,224,296
Short-term borrowings	413,586	3,722,648
Current portion of long-term debt	96,600	869,487
Other	108,560	977,140
Long-term liabilities and reserves:	635,751	5,722,334
Bonds	98,600	887,489
Long-term borrowings	442,076	3,979,086
Liability for employees' retirement benefits	32,455	292,121
Reserve for rebuilding furnaces	4,250	38,257
Other	58,370	525,381
Total liabilities	1,501,617	13,515,905
Minority interests	24,219	217,995
Capital	262,072	2,358,887
Capital surplus	61,897	557,130
Retained earnings	49,903	449,171
Land revaluation surplus	16,277	146,505
Net unrealized gain on available-for-sale securities	26,465	238,210
Foreign currency translation adjustments	(3,317)	(29,856)
Treasury stock , at cost	(162)	(1,464)
Total shareholders' equity:	413,135	3,718,583
Total	¥ 1,938,971	$ 17,452,483

Consolidated Interim Statement of Income (Unaudited)

(For the six-month period ended September 30, 2004)

		Millions of yen		Thousands of U.S. dollars
Recurring profit and loss				
Operating income and expenses:				
Revenues:	¥	573,911	$	5,165,718
Sales		573,911		5,165,718
Cost and expenses:		(495,586)		(4,460,720)
Cost of sales		(432,320)		(3,891,266)
Selling, general and administrative expenses		(63,266)		(569,454)
Operating profit		78,325		704,998
Non-operating income and expenses:				
Non-operating income:		12,403		111,637
Interest and dividend income		2,566		23,097
Equity in earnings of unconsolidated subsidiaries and associated companies		6,987		62,889
Other		2,850		25,651
Non-operating expenses:		(19,101)		(171,926)
Interest expense		(9,379)		(84,419)
Other		(9,722)		(87,507)
Recurring profit		71,627		644,709
Non-recurring profit and loss				
Non-recurring profit		3,436		30,924
Gain on sales of investment securities		3,436		30,924
Non-recurring loss		(3,268)		(29,410)
Provision for employees' retirement benefit		(3,268)		(29,410)
Income before income taxes and minority interests		71,795		646,223
Income taxes:		(25,817)		(232,376)
Current		(5,102)		(45,925)
Deferred		(20,715)		(186,451)
Minority interests		(857)		(7,719)
Net income	¥	45,121	$	406,128

Consolidated Interim Statement of Cash Flows (Unaudited)

(For the six-month period ended September 30, 2004)

		Millions of yen		Thousands of U.S. dollars
Operating activities:				
Income before income taxes and minority interests	¥	71,795	$	646,223
Adjustments for:				
Depreciation and amortization		38,346		345,149
Interest and dividend income		(2,566)		(23,097)
Interest expense		9,379		84,419
Equity in earnings of unconsolidated subsidiaries and associated companies		(6,987)		(62,889)
Changes in assets and liabilities-				
Decrease in receivables		27,137		244,254
Increase in inventories		(31,833)		(286,529)
Increase in payables		22,288		200,612
Other, net		2,806		25,259
Net cash provided by operating activities		130,365		1,173,401
Investing activities:				
Interest and dividends received		3,838		34,552
Acquisition of property, plant and equipment and other assets		(31,758)		(285,852)
Other, net		12,798		115,193
Net cash used in investing activities		(15,122)		(136,107)
Financing activities:				
Interest paid		(9,644)		(86,807)
Decrease in short-term bank loans and long-term debt		(122,278)		(1,100,612)
Other, net		(9,857)		(88,719)
Net cash used in financing activities		(141,779)		(1,276,138)
Foreign currency translation adjustments on cash and cash equivalents		75		676
Net decrease in cash and cash equivalents		(26,461)		(238,168)
Cash and cash equivalents of newly consolidated subsidiaries		27		244
Cash and cash equivalents at beginning of period		74,026		666,297
Cash and cash equivalents at end of period	¥	47,592	$	428,373

The above represents a translation, for convenience only, of the original report issued in Japanese language. The United States dollar amounts included herein represent translations using the approximate exchange rate at September 30 , 2004 of ¥111.1= U.S.$1, solely for convenience.